UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number:  001-32000

JED Oil Inc. (Translation of registrant's name into English)

2200, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

On June 12, 2006, JED Oil Inc. ("JED" or the "Company") closed a private placement of 979,663 Series B Convertible Preferred Shares for gross proceeds of $15,675,000.  This is the second and final closing in the previously announced placement of up to $50 million in convertible debt and convertible preferred stock.  Earlier this month, the Company announced the first closing of $34,325,000 in 10% Senior Subordinated Convertible Notes. The Series B Convertible Preferred Shares will receive dividends at the rate of 10% per annum, payable quarterly, and be redeemed by the Company on February 1, 2008.  Each quarter, holders may elect to receive their dividends in common shares of JED, valued at the trailing fifteen day volume weighted average trading price for the common shares prior to the record date for the dividend.  The outstanding principal may be converted at any time at the holder’s option into common shares of the Company at a conversion price of US$16.00 per share.  Series B Convertible Preferred Shares outstanding on February 1, 2008 will be mandatorily redeemed by the Company.  In the event of certain new equity issues by the Company, holders of the Series B Convertible Preferred Shares shall have a right of first refusal to participate, on a pro rata basis, in such new issues.

In connection with the private placement, JED also entered into a Registration Rights Agreement with the purchasers of the preferred shares (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the preferred shares. The Company is obligated to file such registration statement no later than August 9, 2006, to have the SEC declare such registration statement effective no later than October 6, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until the all shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended.  The Company is obligated to pay certain liquidated damages in the event in fails to satisfy these registration obligations.

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Form of Securities Purchase Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto
99.2	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Securities Purchase Agreement
99.3	Press release dated June 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 19, 2006

JED Oil Inc.
(Registrant)

By:  signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Securities Purchase Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto
99.2	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Securities Purchase Agreement
99.3	Press release dated June 13, 2006